FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                                  DRYSHIPS INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K as Exhibit 1 is the biographical information of Mr. George Xiradakis who was appointed as a new Class B director of DryShips Inc. (the "Company"), effective May 30, 2006. Mr. Xiradakis has filled the vacancy resulting from the resignation of Mr. Prokopios Tsirigakis.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 filed on May 3, 2006 (Registration No. 333-133482).

                                                                       Exhibit 1

George Xiradakis was appointed to the board of directors of DryShips Inc. on May 30, 2006 to fill the vacancy resulting from the resignation of Mr. Prokopios Tsirigakis. Since 1999 Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the Greek maritime industry, including Credit Lyonnais Group, Hellenic Ministry of Mercantile Marine and NATEXIS Banques Populaires in Greece. Since June 2004, he has been the President of the Hellenic Real Estate Corporation. He is also the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis is a graduate of the Nautical Marine Academy of Aspropyrgos, and after completing his military service in the Greek Navy, he received his postgraduate Diploma in Commercial Operation of Shipping from the school presently named Guildhall University. He holds an MSc in Maritime Studies from the University of Wales, College of Cardiff.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)




Dated:  June 14, 2006                         By /s/ Christopher J. Thomas
                                              ----------------------------------
                                              Christopher J. Thomas
                                              Chief Financial Officer



SK 23113 0002 678608 v2